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SEC Mail Processing Section

FEB 27 2015

Washington DC 403

15045161

SECUR... SION

SEC FILE NUMBER
8-66393

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

VCA Securities, LP

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2000 McKinney, Suite 600

(No. and Street)

Dallas	TX	75201
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CF & Co., L.L.P.

(Name – if individual, state last, first, middle name)

8750 N. Central Expressway, Suite 300	Dallas	TX	75231-6464
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jeffrey G. Rupp, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of VCA Securities, LP, as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the Partnership nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KRIS HUMPHREY
My Commission Expires
August 9, 2015

NOTARY PUBLIC
STATE OF TEXAS

Notary Public

Signature

President, 575 Partners, LLC

Title

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of con-solidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Report of Independent Registered Public Accounting Form on Management's Exemption Report.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

VCA SECURITIES, LP

Report Pursuant to Rule 17a-5(d)

For the Year Ended
December 31, 2014

ACCOUNTANTS
CONSULTANTS

VCA SECURITIES, LP

Report Pursuant to Rule 17a-5(d)

For the Year Ended
December 31, 2014

VCA SECURITIES, LP

Contents

CF ACCOUNTANTS CONSULTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the General Partner
VCA Securities, LP

We have audited the accompanying statement of financial condition of VCA Securities, LP (the "Partnership") as of December 31, 2014, and the related statements of income, changes in liabilities subordinated to claims of general creditors, changes in partners' capital and cash flows for the year then ended. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of VCA Securities, LP as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The supplementary information contained in Schedules I and II (the "Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Partnership's financial statements. The Supplemental Information is the responsibility of the Partnership's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplemental Information is fairly stated, in all material respects, in relation to the financial statements as a whole.

CF & Co., LLP

CF & Co., L.L.P.

Dallas, Texas
February 18, 2015

VCA SECURITIES, LP
Statement of Financial Condition
December 31, 2014

ASSETS

Cash	$ 733,760
Receivable from broker-dealer and clearing organizations	147,347
Prepaid and other assets	64,228
Total Assets	$ 945,335

LIABILITIES AND PARTNERS' CAPITAL

Liabilities:	
Accounts payable and accrued liabilities	$ 41,230
Payable to affiliates	512,707
Total Liabilities	553,937
Partners' Capital	391,398
Total Liabilities and Partners' Capital	$ 945,335

The accompanying notes are an integral part of these financial statements.

VCA SECURITIES, LP
Statement of Income
For the Year Ended December 31, 2014

Revenues:	
Commissions	$ 1,179,735
Other revenue	1,083,862
	2,263,597
Expenses:	
Operating expense	1,412,452
Clearance fees	237,232
Registration fees	35,167
Professional fees and other	41,550
	1,726,401
Income before income taxes	537,196
Provision for state income taxes	7,951
Net Income	$ 529,245

The accompanying notes are an integral part of these financial statements.

VCA SECURITIES, LP
Statement of Changes in Partners' Capital
For the Year Ended December 31, 2014

Balance at December 31, 2013	$ 362,153
Net income	529,245
Distributions	(500,000)
Balance at December 31, 2014	$ 391,398

The accompanying notes are an integral part of these financial statements.

VCA SECURITIES, LP
Statement of Changes in Liabilities Subordinated to Claims of General Creditors
For the Year Ended December 31, 2014

Balance at December 31, 2013	$	--
Increases		--
Decreases		--
Balance at December 31, 2014	$	--

The accompanying notes are an integral part of these financial statements.

VCA SECURITIES, LP
Statement of Cash Flows
For the Year Ended December 31, 2014

Cash flows from operating activities:	
Net income	$ 529,245
Adjustments to reconcile net income to net cash provided (used) by operating activities:	
Change in assets and liabilities:	
Decrease in receivable from broker-dealer and clearing organizations	111,627
Increase in prepaid other assets	(37,979)
Increase in accounts payable and accrued expenses	24,404
Decrease in payable to affiliates	(34,747)
Net cash provided (used) by operating activities	592,550
Cash flows from investing activities:	
Net cash provided (used) by investing activities	--
Cash flows from financing activities:	
Net cash provided (used) by financing activities	--
Net increase in cash	592,550
Beginning cash	141,210
Ending cash	$ 733,760
Supplemental Disclosures	
Cash paid for:	
Interest	$ 28,284
Income taxes	$ 903
Non-cash financing activities: Distribution declared but not paid, included in payable to affiliates	$ 500,000

The accompanying notes are an integral part of these financial statements.

Note 1 - Description of Business and Summary of Significant Accounting Policies

VCA Securities, LP (the "Partnership") was formed under the laws of the State of Texas in January 2004. The Partnership is managed by 575 Partners, LLC (the "General Partner"). The Partnership received approval to operate and conduct business as a broker-dealer on July 26, 2004. The Partnership is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") under SEC Rule 15c3-3(k)(2)(ii) and a member of the Financial Industry Regulatory Authority ("FINRA").

The Partnership's primary operation is to provide comprehensive brokerage and investment banking services to its client base including soliciting and effecting transactions in equities, fixed income, mutual funds, options, municipals, and various other investment products. The Partnership conducts trading for its own account on a "riskless principal" basis.

Revenue and Expense Recognition from Securities Transactions

Commission revenue as well as related clearance fees are recorded on a trade date basis as securities transactions occur. Principal transactions and the related revenues are recorded on the trade date basis.

Receivables from Broker/Dealers

Receivables from broker/dealers and clearing organizations are generally collected in full in the month following their accrual. As such, management has not recorded an allowance for doubtful accounts on theses receivables. Management records an allowance for bad debts based on a collectability review of specific accounts. Any receivable deemed uncollectable are written off against the allowance.

Income Taxes

The Partnership does not record a provision for federal income taxes because the partners report their share of the Partnership's income or loss on their federal income tax returns. The financial statements reflect the Partnership's transactions without adjustment, if any, required for federal income tax purposes.

Any potential interest and penalty associated with a tax contingency, should one arise, would be included as a component of income tax expense in the period in which the assessment arises.

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Partnership is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

At December 31, 2014, the Partnership had net capital of approximately $327,170 and net capital requirements of $50,000. The Partnership's ratio of aggregate indebtedness to net capital was 1.69 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Capital distributions to partners can be made under a capital distribution policy approved by the General Partner. Periodic distributions are made to enable partners to pay federal income taxes on Partnership profits, among other purposes.

Note 3 - Possession or Control Requirements

The Partnership holds no customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c3-3(k)(2)(ii) by promptly transmitting all customer funds and securities to the clearing broker who carries the customer accounts.

Note 4 - Income Taxes

The Partnership files income tax returns in the U.S. federal jurisdiction and files its Texas Franchise Tax return as part of a combined group. The Partnership's federal income tax returns generally remain subject to examination by the Internal Revenue Service for three years from the date the return is due, including extensions. The Partnership's Texas Franchise Tax returns generally remain subject to examination by the Texas Comptroller of Public Accounts for four years from the date the tax becomes due and payable.

Note 5 - Off-Balance Sheet Risk

Pursuant to its clearance agreement, the Partnership introduces all of its securities transactions to a clearing broker on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing broker. In accordance with the clearance agreement, the Partnership has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Partnership. In accordance with industry practice and regulatory requirements, the Partnership and the clearing broker monitor collateral on the customers' accounts.

At December 31, 2014, management of the Partnership had not been notified by the clearing broker, nor were they otherwise aware, of any potential losses relating to this indemnification.

In addition, the receivable from broker-dealer and clearing organizations are pursuant to a clearance agreement and includes a clearing deposit of $100,021.

Note 6 - Concentrations of Credit Risk

In the normal course of business, the Partnership's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Partnership to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Partnership has to purchase or sell the financial instrument underlying the contract at a loss.

The Partnership maintains its cash balances in various financial institutions. These balances are insured by the Federal Deposit Insurance Corporation up to the federally insured limits.

Note 7 - Related Party Transactions

Pursuant to an expense sharing agreement dated May 17, 2004, between the Partnership and View Capital Advisors, LLC, ("Affiliate"), the Partnership is charged a pro-rata share of various operating expenses, including but not limited to payroll and benefits, rent, utilities and the use of furniture and equipment. For the year ended December 31, 2014, the Partnership had expensed approximately $1,214,819 related to these charges.

The Partnership and its Affiliate are under common control and the existence of that control may create operating results and financial position different than if the companies were autonomous.

Note 8 - Recent Accounting Pronouncement

In May 2014, the Financial Accounting Standards Board issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers", which provides guidance for revenue recognition. This ASU's core principle is that a company will recognize revenue when it transfers promised goods or services to customers in an amount that reflects consideration to which the company expects to be entitled in exchange for those goods or services. This ASU also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments, and assets recognized from costs incurred to obtain or fulfill a contract. ASU No. 2014-09 allows for either full retrospective or modified retrospective adoption. The ASU will be effective commencing with the Partnership's year ending December 31, 2017. The Partnership is currently assessing the potential impact of this ASU on its financial statements.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

as of

December 31, 2014

Schedule I

VCA SECURITIES, LP
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2014

COMPUTATION OF NET CAPITAL

Total partners' capital qualified for net capital	$ 391,398
Add:	
Other deductions or allowable credits	--
Total capital and allowable subordinated liabilities	391,398
Deductions and/or charges:	
Non-allowable assets:	
Prepaid and other assets	64,228
Net capital before haircuts on securities positions	327,170
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(f))	--
Net capital	$ 327,170

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition:	
Accounts payable and accrued expenses	$ 41,230
Payable to affiliate	512,707
Total aggregate indebtedness	$ 553,937

Schedule I (continued)

VCA SECURITIES, LP
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2014

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of total aggregate indebtedness)	$ 36,929
Minimum dollar net capital requirement of reporting broker or dealer	$ 50,000
Minimum net capital requirement (greater of above two minimum requirement amounts)	$ 50,000
Net capital in excess of minimum required	$ 277,170
Excess net capital at 1000%	$ 271,776
Ratio: Aggregate indebtedness to net capital	1.69 to 1

RECONCILIATION WITH PARTNERSHIP'S COMPUTATION

The following serves to reconcile the difference in the computation of net capital under Rule 15c3-1 from the Partnership's computation:

Net capital per Partnership's (unaudited) FOCUS IIA Report	$ 327,170
Adjustments: None	(0)
Net capital per audited report	$ 327,170

Schedule II

VCA SECURITIES, LP
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2014

EXEMPTIVE PROVISIONS

The Partnership has claimed an exemption from Rule 15c3-3 under Section (k)(2)(ii), in which all customer transactions are cleared through another broker dealer on a fully disclosed basis.

Partnership's clearing firm: J.P. Morgan Clearing Corporation

Report of Independent Registered Public Accounting Firm
On Management's Exemption Report

For the Year Ended
December 31, 2014

CF ACCOUNTANTS CONSULTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON MANAGEMENT'S EXEMPTION REPORT

To the General Partner
VCA Securities, LP

We have reviewed management's statements, included in the accompanying exemption report in which *(a)* VCA Securities, LP identified the following provisions of 17 C.F.R. § 15c3-3(k) under which VCA Securities, LP claimed an exemption from 17 C.F.R. § 240.15c3-3 (k)(2)(ii), (the "exemption provisions") and *(b)* VCA Securities, LP stated that VCA Securities, LP met the identified exemption provisions throughout the most recent fiscal year without exception. VCA Securities, LP's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about VCA Securities, LP's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

CF & Co., LLP

CF & Co., L.L.P.

Dallas, Texas
February 18, 2015

VCA Securities, LP's Exemption Report

VCA Securities, LP (the "Partnership") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Partnership claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 *(k)* (2) (ii).

(2) The Partnership met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) (2) (ii) that all customer transactions are cleared through J.P. Morgan Clearing Corporation on a fully disclosed basis for the period of June 1, 2014 to December 31, 2014 without exception.

VCA Securities, LP

I, Jeffrey G. Rupp, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Signature

President 575 Partners, LLC

Title

January 30, 2015

Report of Independent Registered Public Accounting Firm
On the SIPC Annual Assessment Required By SEC Rule 17a-5

For the Year Ended
December 31, 2014

CF ACCOUNTANTS CONSULTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the General Partner
VCA Securities, LP

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation ("Form SIPC-7")] to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2014, which were agreed to by VCA Securities, LP (the "Partnership"), the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and these other specified parties in evaluating the Partnership's compliance with the applicable instructions of Form SIPC-7. The Partnership's management is responsible for the Partnership's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries (cash disbursements journal), noting no differences.
2. Compared the amounts reported on the audited Form X-17A-5 Part III for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences.
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.
4. Proved the mathematical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not; conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

CF & Co., LLP

CF & Co., L.L.P.

Dallas Texas
February 18, 2015

www.cfllp.com

8750 N. Central Expressway
Suite 300
Dallas, TX 75231-6464

972.387.4300
800.834.8586
972.960.2810 fax

Member: CPAmerica International, in alliance with Crowe Horwath International
The International Accounting Group
World Services Group

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended 12/31/2014
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

20*20*********2893*********************MIXED AADC 220
066393 FINRA DEC
VCA SECURITIES LP
2000 MCKINNEY AVE 6TH FL
DALLAS TX 75201-1954

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Howard Landers
786-375-5644 x 101

2. A. General Assessment (item 2e from page 2)		$ 4549
B. Less payment made with SIPC-6 filed (exclude interest) 8-1-14 Date Paid		(1,055)
C. Less prior overpayment applied		(-)
D. Assessment balance due or (overpayment)		-
E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum		-
F. Total assessment balance and interest due (or overpayment carried forward)		$ 3,494
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 3,494	
H. Overpayment carried forward	$(-)	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

VCA Securities, LP
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

President 575 Partners, LLC
(Title)

Dated the 30th day of January, 20 15.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2014
and ending 12/31/2014

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 2,263,598
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	-
(2) Net loss from principal transactions in securities in trading accounts.	-
(3) Net loss from principal transactions in commodities in trading accounts.	-
(4) Interest and dividend expense deducted in determining item 2a.	-
(5) Net loss from management of or participation in the underwriting or distribution of securities.	-
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	-
(7) Net loss from securities in investment accounts.	-
Total additions	-
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	158,295
(2) Revenues from commodity transactions.	-
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	237,231
(4) Reimbursements for postage in connection with proxy solicitation.	-
(5) Net gain from securities in investment accounts.	-
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	-
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	-
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	-
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ ______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 48,358	
Enter the greater of line (i) or (ii)	48,358
Total deductions	443,884
2d. SIPC Net Operating Revenues	$ 1,819,714
2e. General Assessment @ .0025	$ 4,549
	(to page 1, line 2.A.)